P.E. 11/30/01

02011831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

JAN 23 2002

For the month of November 2001.

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

U.S. POST OFFICE DELAYED

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☐ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

PROCESSED
MAR 05 2002
P THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation
(Registrant)

Date: November 29, 2001

Mr. Peeyush K. Varshney, Director

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS			
NAME OF ISSUER: Carmanah Technologies Corporation	FOR QUARTER ENDED: September 30, 2001	DATE OF REPORT YY/MM/DD: 11/29/01	
ISSUER'S ADDRESS: Suite 1304 – 925 West Georgia Street, Cathedral Place			
CITY / PROVINCE: Vancouver, B.C.	POSTAL CODE: V6C 3L2	ISSUER FAX NO.: (604) 682-4768	ISSUER TELEPHONE NO.: 1-800-629-0264
CONTACT PERSON: Praveen K. Varshney	CONTACT'S POSITION: Director	CONTACT TELEPHONE NO.: (604) 629-0264	
CONTACT EMAIL ADDRESS: praveen@carmanah.com	WEB SITE ADDRESS: www.carmanah.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"David R. Green"	David R. Green	11/29/01
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	11/29/01

(Electronic signatures should be entered in "quotations".)

CARMANAH TECHNOLOGIES CORPORATION

(Formerly known as Andina Development Corporation)

Consolidated Balance Sheets

	September 30, 2001 (unaudited)	December 31, 2000 (audited)
Assets		
Current assets:		
Cash	$1,107,775	$185,634
Accounts receivable	514,355	229,179
Taxes recoverable	210,990	133,273
Prepaid expenses and deposits	3,007	–
Inventory	603,538	495,000
Current portion of advances receivable	57,500	–
	2,497,165	1,043,086
Advances receivable (note 4)	111,500	–
Capital assets (note 5)	280,189	208,472
Deferred development costs (note 6)	243,873	203,281
Patents and other intangibles	33,013	28,989
	$3,165,740	$1,483,828
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$367,452	$233,282
Bank loan (note 7)	40,000	90,000
Current portion of long-term debt	6,359	36,121
Current portion of obligations under capital lease	6,691	9,383
Current portion of future income taxes	15,000	15,000
	435,502	383,786
Long-term debt (note 8)	46,228	27,318
Obligations under capital lease (note 9)	49,970	20,040
Advances received (note 3)	–	200,000
Future income taxes	3,000	3,000
Shareholders' equity:		
Share Capital (note 10)	3,029,746	947,739
Contributed surplus	26,188	26,188
Deficit	(424,894)	(124,243)
	2,631,040	849,684
	$3,165,740	$1,483,828

See accompanying notes to interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION
(Formerly known as Andina Development Corporation)

Consolidated Interim Statements of Loss and Retained Earnings (Deficit)
(Unaudited - Prepared by Management)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Revenues	$899,416	$559,526	$2,528,399	$1,683,196
Cost of goods sold	444,177	313,362	1,184,030	907,768
	455,239	246,164	1,344,369	775,428
Expenses:				
Amortization of:				
Capital assets	29,273	21,309	76,282	37,528
Deferred development costs	35,060	19,839	99,629	39,269
Patents and other intangible assets	1,802	851	5,550	2,845
Bank charges and interest	6,371	13,405	21,954	27,095
Management fees	30,000	–	30,000	–
Office and administration	66,028	39,029	246,950	33,370
Professional fees	13,416	–	13,417	–
Promotion and travel	2,506	–	2,507	–
Regulatory and transfer agent	7,389	–	7,389	–
Research and development	19,845	34,106	145,132	239,994
Sales and marketing	39,755	10,546	152,241	46,735
Wages and benefits	326,241	117,291	836,057	326,632
	577,686	256,376	1,637,108	753,468
Operating income (loss) for the period	(122,447)	(10,212)	(292,739)	21,960
Other income (expense):				
Interest and other income	39,277	–	82,291	6,682
Reverse takeover costs	(1,719)	–	(90,204)	–
	37,558	–	(7,913)	6,682
Income (loss) for the period	(84,889)	(10,212)	(300,652)	28,642
Retained earnings (deficit), beginning of period	(340,005)	3,880	(124,242)	(34,974)
Retained earnings (deficit), end of period	$(424,894)	$(6,332)	$ (424,894)	$(6,332)
Earnings (loss) per share	$(0.01)	N/A	$(0.02)	N/A

See accompanying notes to interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION
(Formerly known as Andina Development Corporation)

Consolidated Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Cash provided by (used in):				
Operations:				
Income (loss) for the period	$(84,889)	$(10,212)	$(300,652)	$28,642
Amortization, an item not involving cash	66,135	42,000	181,461	79,642
Change in non-cash operating working capital:				
Accounts receivable	(143,832)	89,233	(285,176)	(164,549)
Taxes recoverable	31,930	(24,382)	(57,979)	33,317
Inventory	45,630	31,970	(108,538)	(253,628)
Prepaid expenses and deposits	(954)	(200)	(2,736)	(1,085)
Advances receivable	2,500	–	2,500	–
Accounts payable and accrued liabilities	(26,176)	(162,527)	88,489	(60,892)
	(109,656)	(34,118)	(482,631)	(338,553)
Investing:				
Cash received on the reverse takeover of Carmanah Technologies Inc.	–	–	1,768,014	–
Deferred development costs	(145,771)	–	(145,771)	–
Capital asset additions	(48,299)	(6,942)	(142,496)	(82,859)
Patents and other intangibles	505	(257)	(9,527)	(5,406)
	(193,565)	(7,199)	1,470,220	(88,265)
Financing:				
Share issuance costs	(31,835)	56,193	(31,835)	722,667
Bank loan	(20,000)	(7,554)	(50,000)	(125,000)
Proceeds/(Repayment) of long term debt	3,545	2,290	(10,852)	(18,104)
Due to related parties	–	–	–	(125,824)
Obligations under capital lease	(28,939)	–	27,239	–
	(77,229)	50,929	(65,448)	453,739
Increase (decrease) in cash	(380,450)	9,612	922,141	26,921
Cash, beginning of period	1,488,225	55,647	185,634	38,338
Cash, end of period	$1,107,775	$65,259	$1,107,775	$65,259

See accompanying notes to interim financial statements.

1. Nature of operations:

Carmanah Technologies Corporation (the "Corporation") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996 as Andina Development Corporation. The Corporation changed its name to Bargain Castle International Limited on January 14, 2000 and changed its name back to Andina Development Corporation on February 10, 2000.

On June 21, 2001, the Corporation acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI"), a company which is in the business of developing and manufacturing solar-powered light technology and the sale of related products, and changed its name to Carmanah Technologies Corporation.

2. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements during the period September 30, 2001 include the accounts of the Corporation and Carmanah Technologies Inc. All significant intercompany transactions and balances have been eliminated.

(b) Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(c) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Automobiles	declining balance	30%
Computer hardware	declining balance	30%
Computer software	declining balance	100%
Leasehold improvements	straight-line	term of lease
Office, production, and research equipment	declining balance	20%
Patents	declining balance	25%

(d) Revenue recognition:

Revenues from the sale of products are recognized when goods are shipped to customers and all conditions of sale have been met. A provision for potential warranty claims is recorded at the time revenue is recognized, based on warranty terms and claims experience.

2. Significant accounting policies (continued):

(e) Development costs:

Research costs are expensed as incurred. Development costs are expensed as incurred unless the criteria for deferral have been met. Costs of project development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product. Costs are then amortized over the lesser of three years and the estimated useful life of the project.

(f) Loss per share:

Loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

(g) Stock-based compensation:

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options is credited to share capital.

3. Reverse takeover of Carmanah Technologies Inc.:

Pursuant to a Share Purchase Agreement dated June 14, 2001, the Corporation has acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI") in exchange for 14,000,000 post-consolidated common shares of the Corporation. In addition, the Corporation issued 100,000 post-consolidated common shares as a finder's fee for the acquisition.

In conjunction with the reverse takeover, the Corporation consolidated its common shares on the basis of 1 post consolidated common share for each 1.5 common shares previously outstanding and changed its name to Carmanah Technologies Corporation. The Corporation also completed a brokered private placement of 2,334,934 special warrants at a price of $0.75 per special warrant for gross proceeds of $1,751,201. Each special warrant entitles the holder, on exercise or deemed exercise and for no additional consideration, to a unit of the Corporation. Each unit is comprised of one post-consolidated common share and one half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one post consolidated common share at a price of $1.00 until June 21, 2002 and $1.25 until December 31, 2002. A commission of 7.5% or $131,340 was paid to various agents and finders on the private placement and other costs of $181,443 were incurred in respect of the private placement and reverse takeover, giving net proceeds of $1,438,418. The Corporation has also issued brokers' warrants exercisable into agent's warrants which in turn, entitle the holders to purchase in aggregate 233,493 units of the Corporation on the same terms as the private placement.

3. Reverse takeover of Carmanah Technologies Inc. (continued):

As the transaction which was completed on June 21, 2001 resulted in the shareholders of CTI acquiring the majority of the outstanding shares of the Corporation, the transaction was accounted for as a reverse takeover using the purchase method with CTI as the acquirer. The amounts assigned to the assets and liabilities purchased are based on the account balances as at June 30, 2001 (there being no material transactions between June 21, 2001 and June 30, 2001) as the estimated fair value of the net assets of the Corporation, as follows:

Net assets acquired, at assigned value:	
Cash	$ 1,468,014
Accounts receivable	14,898
Prepaid expenses and deposits	271
Advances to Bargain Castle	171,500
Advances to CTI	500,000
	2,154,683
Accounts payable and accrued liabilities	(40,841)
	$ 2,113,842
Consideration given:	
Common shares of CTI	$ 2,113,842

The deficit of the Corporation, being $801,875, and the intercompany accounts of $1,058,948 are eliminated on consolidation.

4. Advances receivable:

	September 30, 2001
Advances per beginning of year	$ 241,500
Payments received	(72,500)
	169,000
Less: current portion of advances receivable	57,500
	$ 111,500

4. Advances receivable (continued):

The Corporation entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources. The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

As at September 30, 2001, the Corporation has an outstanding loan of $169,000 to Bargain Castle. Interest on these advances accrues at the rate of 8% per annum. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

5. Capital assets:

	September 30, 2001		
	Cost	Accumulated amortization	Net book value
Automobiles	$ 11,200	$ 6,035	$ 5,165
Computer hardware	182,345	69,884	112,461
Computer software	69,692	53,828	15,864
Leasehold improvements	66,068	23,998	42,070
Office equipment	24,809	6,687	18,122
Product equipment	93,334	27,624	65,710
Research equipment	28,701	7,904	20,797
	$ 476,149	$ 195,960	$ 280,189

6. Deferred development costs:

	September 30, 2001
Deferred development costs, beginning of year	$ 424,966
Deferred development costs, additions	145,771
Accumulated amortization	(326,864)
Deferred development costs, end of period	$ 243,873

7. Bank loan:

As at September 30, 2001, CTI had a credit facility with the Royal Bank of Canada which includes a revolving demand loan to a maximum of $200,000 at prime plus 1%. This credit facility is secured by a cash collateral security agreement.

8. Long-term debt:

		September 30, 2001
Business Development Bank loan, repayable with principal, and interest at 9.5%, secured by a general security agreement on manufacturing equipment	$	13,775
City of Victoria, repayable with principal, and interest at 7.92%.		8,285
Intuitive Manufacturing Systems Inc. installment payment agreement, interest at 19%, secured by the IMS software license		30,527
		52,587
Less: current portion of long-term debt		6,359
	$	46,228

9. Obligations under capital lease:

CTI leases computer equipment under a lease agreement which is classified as a capital lease. The future minimum annual lease payments are repayable as follows:

2001	$	6,867
2002		29,156
2003		26,674
2004		6,990
		69,687
Less amounts representing interest at 10.75%		13,026
Present value of capital lease obligations		56,661
Less current portion		6,691
	$	49,970

10. Share capital:

(a) The amount shown as issued capital in the consolidated balance sheet is calculated by adding to the issued and share capital of CTI the amount of the cost of the purchase as included in note 3.

10. Share capital - continued

	Number of common shares		Amount
CTI share capital, December 31, 2000	–	$	947,739
Share capital of the Corporation	5,076,664		–
Exercise of warrants	590,000		–
Completion of 1.5:1 consolidation (note 3)	(1,888,888)		–
Completion of private placement (note 3)	2,334,934		–
Net assets acquired (note 3)	14,100,000		2,113,842
Share capital as at June 30, 2001	20,212,710	$	3,061,581
Less: Share issuance costs	–		31,835
Share capital as at September 30, 2001	20,212,710	$	3,029,746

(b) Stock options:

On June 20, 2001, the Corporation granted 2,995,500 directors' and employees' stock options at a price of $0.75 per share to expire on June 20, 2006. The following summarizes information about the stock options outstanding and exercisable at September 30, 2001:

	Number of options		Weighted average exercise price
Balance, December 31, 2000	374,000	$	0.40
1.5:1 consolidation	(124,667)		0.20
Granted	2,995,500		0.75
Cancelled	(16,667)		(0.60)
Balance, December 30, 2000	3,228,166	$	0.75

(c) Shares held in escrow:

As at September 30, 2001, 8,347,223 common shares of the Corporation were subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

11. Related party transactions:

During the period, CTI paid a salary of $60,000 for research and development to a Director and contract fees of $277,566 to a company part owned by a Director of the Corporation. The contracted company provides three senior management positions to CTI.

During the period, the Corporation paid management fees of $30,000 to a company controlled by Directors of the Corporation.

CARMANAH TECHNOLOGIES CORPORATION

(Formerly known as Andina Development Corporation)

Nine months ended September 30, 2001
(Unaudited - Prepared by Management)

Section 1

Breakdown, by major category, of office and administration during the current fiscal year-to-date:	
Building repairs, maintenance and security	$ 7,998
Computers and equipment repairs and maintenance	8,635
Dues and licenses	7,450
Insurance	10,018
Miscellaneous	7,024
Office supplies	30,867
Professional fees	67,131
Recruitment, training, seminars	7,314
Rent and storage	30,393
Shipping and customs	13,527
Telephone	25,519
Travel and entertainment	18,983
Utilities and vehicle	12,091
	$ 246,950

Breakdown, by major category, of research and development during the current fiscal year-to-date:	
Contract employment	$ 21,585
Materials	60,701
Small tools	6,321
Wages	259,146
Research and development credits and capital reallocation	(202,621)
	$ 145,132

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:	
Advertising	$ 13,685
Web expense	10,958
Miscellaneous	12,238
Promotional materials	6,135
Promotional and sample lights	3,253
Printing and brochures	13,406
Public relations	4,500
Trade shows and travel	84,637
Entertainment	3,429
	$ 152,241

CARMANAH TECHNOLOGIES CORPORATION
(Formerly known as Andina Development Corporation)

Nine months ended September 30, 2001
(Unaudited - Prepared by Management)

Section 1 (continued):

Breakdown, by major category, of reverse takeover costs during the current fiscal year-to-date:

Accounting and audit	$ 31,012
Consulting	32,471
Legal	26,721
	$ 90,204

Transactions with non-arms length parties during the current fiscal year-to-date:

A salary of $60,000 was paid for research and development to a Director and contract fees of $277,566 to a company part owned by a Director of the Corporation. The contracted company provides three senior management positions to CTI.

Management fees of $30,000 were paid to a company controlled by director of the Corporation.

Section 2

A. Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
February 1, 2001	Common shares	Warrants	35,000	$0.50	$17,500	Cash	-
February 27, 2001	Common shares	Warrants	495,000	$0.50	$247,500	Cash	-
March 2, 2001	Common Shares	Warrants	60,000	$0.50	$30,000	Cash	-
June 20, 2001	Common shares	Share purchase agreement[1]	14,000,000	$0.36[2]	$Nil	Reverse takeover	See**
June 20, 2001	Common shares	Share purchase agreement[1]	100,000	$0.36[2]	$Nil	Finder's fee**	Nil
June 20, 2001	Common shares	Private placement	2,334,934	$0.75	$1,751,201	Cash	$131,340

[1] See note 3 of the financial statements.
[2] Deemed price as set out in the Share Purchase Agreement.

CARMANAH TECHNOLOGIES CORPORATION
(Formerly known as Andina Development Corporation)

Nine months ended September 30, 2001
(Unaudited - Prepared by Management)

Section 2 (continued)

B. Options granted during the current fiscal year-to-date:

Date Granted	Type of Security	Type of Issue	Number of Shares	Exercise Price	Expiry Date
June 20, 2001	Common shares	Directors' & employees' stock options	2,995,500	$0.75	June 20, 2006

Section 3

A. Authorized and issued share capital as at September 30, 2001:

Authorized share capital - unlimited common shares without par value.

A total of 20,212,710 shares have been issued for a total of $3,029,746.

B. Options, warrants and convertible securities outstanding as at September 30, 2001:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	232,666	$0.60	February 3, 2005
	2,995,500	$0.75	June 20, 2006
Warrants	440,000	$0.975	March 3, 2002
	1,167,467	$1.00	June 21, 2002
		$1.25	December 31, 2002
	233,493	$0.75	June 21, 2003

C. Shares in escrow or subject to pooling as at September 30, 2001:

Common shares in escrow – 8,347,223

D. List of directors as at September 30, 2001:

David Green	Director, President & Chairman
Cheryl Alexander	Director
Art Aylesworth	Director
Peeyush Varshney	Director
Praveen Varshney	Director

CARMANAH TECHNOLOGIES CORPORATION

(Formerly known as Andina Development Corporation)
Nine months ended September 30, 2001

Financial Result:

For the nine-month period ended September 30, 2001, the Corporation generated revenues of $2,528,399, an increase of 50% over the same period in 2000 with revenues of $1,683,196. Revenue growth was achieved through the maturation of existing product lines, introduction of additional product lines to market, as well as increased investment in sales and marketing resources and activities.

Direct cost of goods totaled $1,184,030 in the nine month period ended September 30, 2001 as compared to $907,768 for the nine months ended September 30, 2000. Gross profit as a percentage of sales at September 30, 2001 was 53% compared to 46% during same period in 2000.

Total operational expenses for the nine months ended September 30, 2001 were $1,637,108 overall, a 117% increase over the $753,468 in same period 2000. This is the result of increased staff and administrative expenses to support the Corporation's expansion into new products and new markets.

Net loss for the period ended September 30, 2001 was $300,652 compared to net earnings of $28,642 for the same period in 2000. The overall loss position was caused by the additional resources and administrative expenses required to provide and support the extensive sales and marketing activities, as well as professional services required to support the reverse takeover of Carmanah Technologies Inc. ("CTI").

The Corporation's cash balance increased from $185,634 as at December 31, 2000 to $1,107,775 as at September 30, 2001, an increase of $922,141. The increase was primarily attributable to the cash received pursuant to the financing carried out in conjunction with the reverse takeover of CTI.

CTI is a technology corporation specializing in the design, manufacture and supply of patented, proprietary solar L.E.D. (light emitting diode) lighting solutions for the marine, roadway and railway markets worldwide. CTI's products are designed for markets with strict, regulated requirements for performance, dependability, and vandal resistance. CTI's products are built to require no servicing for five years and are virtually indestructible. They are sold around the world through an extensive system of distributors, and via e-commerce at carmanah.com. Established in 1993 and headquartered in Victoria, British Columbia, Canada, CTI currently has over 80 distributors worldwide and approximately 28,000 lights installed to-date.

Operations:

The Coporation had an eventful third quarter as sales of the Corporation's products continued to increase. The performance, quality and reliability of Carmanah's products continue to be recognized internationally.

CARMANAH TECHNOLOGIES CORPORATION

(Formerly known as Andina Development Corporation)
Nine months ended September 30, 2001

New York Harbour

On September 27, 2001, the Corporation announced that it was supplying solar-powered L.E.D. marine lanterns to the U.S. Coast Guard for installation on navigation buoys marking an Emergency Response Security Zone in New York Harbour. An Emergency Response Security Zone was being established within 500 yards of Manhattan from Pier 25 on the Hudson River, south to the Wall Street Heliport on the East River.

Vietnam Waterways

On October 11, 2001, the Corporation announced that the installation of over 400 units of its Model 601 solar L.E.D. navigation lights was underway in the Ha Long Bay and Hai Phong Harbour of Northern Vietnam. The installation is the result of a contract awarded to Carmanah on July 12th, 2001 by the Vietnam Inland Waterway Administration. The contract is part of Vietnam's initial efforts to upgrade the illumination of its waterways.

US Navy

On November 8, 2001, the Company announced that it had received an order from the U.S. Navy to supply its Model 601 solar powered L.E.D. lanterns for marking anti-terrorism nets. Carmanah's marine lanterns would be used on a floating barrier to protect ships while in port. Since the terrorist attack on the USS Cole last year in Yemen, American military ships have sought protection using anti-terrorism nets.

New York Ferry Terminal

On October 30, 2001, the Corporation announced that it had fulfilled an order from Kleinberg Electric Company for delivery of its Model 702 solar L.E.D. navigation lights to New York City. Kleinberg Electric Company is working on the construction of an emergency ferry terminal at New York Harbor's Pier A, just south of Battery Park City. The emergency ferry terminal is required because some of the regular ferry terminals are being used to transport debris from the World Trade Center disaster site.

Solar L.E.D. Railway Products

On October 15, 2001, the Corporation announced that it had officially launched the railway industry's first line of solar-powered L.E.D. lighting products for hazard marking applications. Designed to meet U.S. Federal Railway Administration blue light legislation, Carmanah Railway Lights can be installed in minutes and do not require any maintenance or servicing for their entire life span of up to five years.

The North American railway supply market is extensive, with more than $20 billion in equipment supplies and services purchased on an annual basis. Evaluation lights and initial orders for Carmanah Railway Lights have now been shipped to many of the class one and short line railroad corporations, including Canadian National Railway, Canadian Pacific Railway, Burlington Northern Santa Fe Railway and CSX Railroad.

CARMANAH TECHNOLOGIES CORPORATION
(Formerly known as Andina Development Corporation)
Nine months ended September 30, 2001

In support of its railway lighting products, Carmanah launched a new web site, www.railwaylights.com, dedicated to hazard marker lighting for the North American railway industry.

On November 5, 2001, the Corporation announced that its Chief Technology Officer, Dr. David Green, had successfully completed the initial testing of the draft Canadian National Standard for LED railway/highway crossing lights.

Since February 2001, Carmanah has been under contract with Transport Canada to develop a Canadian National Standard for warning signals at road/railway grade crossings that incorporate new LED illumination technology.

ISO 9001

On October 31, 2001, the Corporation announced that it had successfully passed the KPMG semi-annual audit for renewal of its certification as an ISO 9001:1994.

During the Periodic Assessment, the KPMG assessor did not identify any major non-conformances, indicating that the quality management system at Carmanah continues to operate effectively. The Corporation is also in an ideal position to implement the updated ISO 9001:2000 standards, which features additional customer-focused criteria.

The International Organization for Standardization (ISO) is a worldwide federation of national standards bodies from some 140 countries. ISO is a non-governmental organization established in 1947. The mission of ISO is to promote the development of standardization and related activities in the world with a view to facilitating the international exchange of goods and services, and to developing cooperation in the spheres of intellectual, scientific, technological and economic activity.

Patent

On November 14, 2001, the Corporation announced that it had received a Canadian patent for its proprietary solar powered L.E.D. lighting technology.

On November 1, 2001, Carmanah received notice from its patent agent that the company had been successful in its Canadian patent application (serial #2,241,044). The Canadian patent mirrors Carmanah's U.S. patent (#6,013,985, Titled: *Sealed, Solar-Powered Light Assembly*). With these two patents combined, Carmanah and its authorized distributors are the only suppliers worldwide with the rights to market sealed, self-contained, solar L.E.D. lighting in North America.

These utility patent rights provide Carmanah with 20 years of exclusive protection within the jurisdiction of each patent. The utility patent rights not only protect the patent holder from local competition, but also from the import of competing products.

The board of directors look forward to updating shareholders on several other exciting opportunities that the Corporation is currently developing. We thank you for your continued support.

Carmanah

FOR IMMEDIATE RELEASE **Thursday, November 08, 2001**

(No. 2001-11-11)

CANADIAN SOLAR POWERED LIGHTING TECHNOLOGY TO PROTECT U.S. NAVY

Victoria, British Columbia – November 8, 2001 – Carmanah Technologies Corporation (CMH – CDNX) is pleased to announce today that its wholly-owned subsidiary, Carmanah Technologies Inc. ("Carmanah"), has received an order from the U.S. Navy to supply its Model 601 solar powered LED (light emitting diode) lanterns for marking anti-terrorism nets. Carmanah is immediately shipping a first order valued at US $22,000 to Norfolk, Virginia for this high priority transaction.

Carmanah's marine lanterns will be used on a floating barrier to protect ships while in port. Since the terrorist attack on the USS Cole last year in Yemen, American military ships have sought protection using anti-terrorism nets.

"The demand for our products has become much more urgent since September 11th and the outbreak of war on terrorism" states Art Aylesworth, CEO of Carmanah. The idea of floating barriers to protect ships in port was first looked at 10 years ago but was only acted on after the attack on the USS Cole last year. Mr. Aylesworth confirms, "We are pleased that our solar technology is being used for added security during these troubling times".

Carmanah's Model 601 solar powered LED lantern is one of the world's most advanced 1-2 nautical mile navigational lights. Completely self-contained and maintenance-free, this product provides up to 5 years of worry-free operation without battery or bulb replacement or any other type of servicing. The Model 601 is self-cleaning and completely waterproof. It is also housed within an extremely durable polycarbonate/polymer housing, making it virtually indestructible and vandal-proof.

About Carmanah Technologies Inc.

Carmanah specializes in the design, manufacture and supply of patented, proprietary solar LED lighting solutions for marine, roadway and railway markets. Established in 1996 and headquartered in Victoria, British Columbia, Canada, the company currently has distributors in over 80 countries worldwide and more than 31,000 lights installed to-date. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the Canadian Venture Exchange under the symbol "CMH". For further information on the company's products and services visit www.carmanah.com.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

"Praveen Varshney"

Praveen Varshney, Director

For further information, please contact:

Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264
Fax: (604) 682-4768
E-mail: investors@carmanah.com

Contact For Media:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
E-mail: ddavies@harbourwerks.com